Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statement of financial position as of December 31, 2017 and the unaudited pro forma combined statements of income for the years ended December 31, 2017, 2016 and 2015 give effect to the corporate reorganization transaction to consolidate Enel S.p.A.’s conventional and non-conventional renewable energy businesses in Chile under Enel Chile S.A. (“Enel Chile”), which involved (i) the public tender offer (oferta pública de adquisición de valores, in Spanish) for all the outstanding shares (including in the form of American Depositary Shares) of Enel Generación Chile S.A. under Chilean law and applicable U.S. securities laws (the “Tender Offer”) and a related capital increase, including a preemptive rights offering, and (ii) the merger (the “Merger”) of Enel Green Power Latin America S.A. (“EGPL”) with and into Enel Chile. On April 2, 2018, Enel Chile completed the reorganization transaction, including the Tender Offer, the capital increase and the Merger.

The unaudited pro forma combined information is based on the historical consolidated financial statements of Enel Chile and EGPL, applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information and has been prepared in accordance with Article 11 of Regulation S-X (“Article 11”).

For pro forma purposes, the unaudited pro forma combined statement of financial position as of December 31, 2017 is presented as if the Tender Offer, the related capital increase and the Merger had been consummated on that date. The unaudited pro forma combined statements of income for the years ended December 31, 2017, 2016 and 2015, in each case, are presented as if the Tender Offer, the related capital increase and the Merger had been consummated on January 1, 2015.

The unaudited pro forma combined financial information has been prepared by Enel Chile’s management for illustrative purposes and is not intended to represent the consolidated financial position or consolidated results of operations in future periods or what the results actually would have been had Enel Chile completed the Tender Offer, the related capital increase and the Merger during the specified periods. The unaudited pro forma combined financial information and accompanying notes should be read in conjunction with the following information: (1) the audited financial statements of EGPL as of December 31, 2017 and for the years ended December 31, 2017, 2016 and 2015 and the notes thereto furnished as Exhibit 99.5 to Enel Chile’s Report on Form 6-K dated May 30, 2018; (2) the historical consolidated financial statements of Enel Chile as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 and notes thereto included in Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Enel Chile 2017 Form 20-F”); and (3) Part I. Item 5.A. “Operating Results” of the Enel Chile 2017 Form 20-F.

Unaudited Pro Forma Combined Statement of Financial Position as of December 31, 2017

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merged”)
	(in thousands of Ch$)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	419,456,026	861,509	(A)	420,317,535	1,404,089	—		421,721,624
Other current financial assets	20,627,062	—		20,627,062	11,680	—		20,638,742
Other current non-financial assets	6,002,142	—		6,002,142	1,726,218	—		7,728,360
Trade and other current receivables	419,752,286	—		419,752,286	31,428, 479	—		451,180,765
Accounts receivable from related parties	71,856,046	—		71,856,046	69,987,443	(19,817,581	)(F)	122,025,908
Inventories	39,686,942	—		39,686,942	2,497,115	—		42,184,057
Current tax assets	77,756,048	—		77,756,048	2,717,810	—		80,473,858

Total Current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	1,055,136,552	861,509		1,055,998,061	109,772,834	(19,817,581)		1,145,953,314

Non-Current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	4,205,233	—		4,205,233	—	—		4,205,233

TOTAL CURRENT ASSETS	1,059,341,785	861,509		1,060,203,294	109,772,834	(19,817,581)		1,150,158,547

NON-CURRENT ASSETS
Other non-current financial assets	33,418,204	—		33,418,204	3,130,922	—		36,549,126
Other non-current non-financial assets	13,813,139	—		13,813,139	106,967	—		13,920,106
Trade and other non-current receivables	36,182,399	—		36,182,399	42,999,304	—		79,181,703
Investments accounted for using the equity method	12,707,221	—		12,707,221	—	—		12,707,221
Intangibles assets other than goodwill	55,170,904	—		55,170,904	38,947,486	—		94,118,390
Goodwill	887,257,655	—		887,257,655	6,767,783	17,846,193	(G)	911,871,631
Property, plant and equipment	3,585,687,137	—		3,585,687,137	1,394,874,512	—		4,980,561,649
Investment property	8,356,772	—		8,356,772	—	—		8,356,772
Deferred tax assets	2,837,792	—		2,837,792	21,314,612	—		24,152,404

TOTAL NON-CURRENT ASSETS	4,635,431,223	—		4,635,431,223	1,508,141,586	17,846,193		6,161,419,002

TOTAL ASSETS	5,694,773,008	861,509		5,695,634,517	1,617,914,420	(1,971,388)		7,311,577,549

See Notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Financial Position as of December 31, 2017

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merged”)
	(in thousands of Ch$)
EQUITY AND LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	18,815,448	—		18,815,448	64,901,002	—		83,716,450
Trade and other current payables	594,498,606	—		594,498,606	54,820,946	—		649,319,552
Accounts payable to related parties	119,612,972	—		119,612,972	32,724,987	(19,817,581	)(H)	132,520,378
Other current provisions	5,636,171	—		5,636,171	—	—		5,636,171
Current tax liabilities	67,027,507	—		67,027,507	176,433	—		67,203,940
Other current non-financial liabilities	11,225,942	—		11,225,942	—	—		11,225,942

TOTAL CURRENT LIABILITIES	816,816,646	—		816,816,646	152,623,368	(19,817,581)		949,622,433

NON-CURRENT LIABILITIES
Other non-current financial liabilities	781,978,145	974,596,043	(B)	1,756,574,188	264,342,500	71,665,363	(I)	2,092,582,051
Trade and other non-current payables	659,824	—		659,824	—	—		659,824
Non-current accounts payable to related parties	318,518	—		318,518	396,127,072	—		396,445,590
Other long-term provisions	78,422,837	—		78,422,837	9,328,215	—		87,751,052
Deferred tax liabilities	172,223,681	—		172,223,681	54,883,651	—		227,107,332
Non-current provisions for employee benefits	57,081,924	—		57,081,924	716,799	—		57,798,723
Other non-current non-financial liabilities	309,776	—		309,776	—	—		309,776

TOTAL NON-CURRENT LIABILITIES	1,090,994,705	974,596,043		2,065,590,748	725,398,237	71,665,363		2,862,654,348

TOTAL LIABILITIES	1,907,811,351	974,596,043		2,882,407,394	878,021,605	51,847,782		3,812,276,781

EQUITY
Issued capital	2,229,108,975	650,592,205	(C)	2,879,701,180	508,524,274	563,203,005	(J)	3,951,428,459
Retained earnings	1,751,605,583	—		1,751,605,583	136,692,122	(136,692,122	)(K)	1,751,605,583
Treasury Shares	—	—		—	—	(71,665,363	)(I)	(71,665,363)
Other reserves	(997,330,548)	(965,900,925	)(D)	(1,963,231,473)	1,432,368	(408,664,690	)(L)	(2,370,463,795)
Equity attributable to owners of parent	2,983,384,010	(315,308,720)		2,668,075,290	646,648,764	(53,819,170)		3,260,904,884

Non-controlling interests	803,577,647	(658,425,814	)(E)	145,151,833	93,244,051	—		238,395,884

TOTAL EQUITY	3,786,961,657	(973,734,534)		2,813,227,123	739,892,815	(53,819,170)		3,499,300,768

TOTAL EQUITY AND LIABILITIES	5,694,773,008	861,509		5,695,634,517	1,617,914,420	(1,971,388)		7,311,577,549

See Notes to the unaudited pro forma combined financial statements .

Unaudited Pro Forma Combined Statement of Income

For the year ended December 31, 2017

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merged”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,490,470,178	—		2,490,470,178	252,184,074	(167,744,331	)(Q)	2,574,909,921
Other operating income	38,876,700	—		38,876,700	2,978,600	—		41,855,300
Revenues and other operating income	2,529,346,878	—		2,529,346,878	255,162,674	(167,744,331)		2,616,765,221
Raw materials and consumables used	(1,521,155,517)	—		(1,521,155,517)	(46,192,588)	166,569,117	(R)	(1,400,778,988)
Contribution Margin	1,008,191,361	—		1,008,191,361	208,970,086	(1,175,214)		1,215,986,233
Other work performed by the entity and capitalized	14,388,987	—		14,388,987	4,256,808	—		18,645,795
Employee benefits expense	(121,503,777)	—		(121,503,777)	(15,488,321)	—		(136,992,098)
Depreciation and amortization expense	(152,684,106)	—		(152,684,106)	(72,408,531)	—		(225,092,637)
Impairment loss recognized in the period’s profit or loss	(7,937,817)	—		(7,937,817)	(3,099,869)	—		(11,037,686)
Other expenses	(161,824,074)	—		(161,824,074)	(32,040,195)	1,175,214	(S)	(192,689,055)
Operating Income	578,630,574	—		578,630,574	90,189,978	—		668,820,552
Other gains (losses)	113,241,196	—		113,241,196	—	—		113,241,196
Financial income	21,662,688	—		21,662,688	1,471,465	—		23,134,153
Financial costs	(53,510,882)	(55,175,670	)(M)	(108,686,552)	(48,649,137)	(4,057,255	)(T)	(161,392,944)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(2,696,904)	—		(2,696,904)	—	—		(2,696,904)
Foreign currency exchange differences	8,516,874	—		8,516,874	5,311,930	—		13,828,804
Profit (loss) from indexed assets and liabilities	916,666	—		916,666	1,224,383	—		2,141,049
Income before taxes from continuing operations	666,760,212	(55,175,670)		611,584,542	49,548,619	(4,057,255)		657,075,906
Income tax expense, continuing operations	(143,342,301)	14,069,796	(N)	(129,272,505)	(488,327)	1,034,600	(U)	(128,726,232)
NET INCOME FROM CONTINUING OPERATIONS	523,417,911	(41,105,874)		482,312,037	49,060,292	(3,022,655)		528,349,674
Net income attributable to:
Enel Chile	349,382,642	99,357,192	(O)	448,739,834	45,075,209	(3,022,655	)(V)	490,792,388
Non-controlling interests	174,035,269	(140,463,066	)(P)	33,572,203	3,985,083	—		37,557,286
NET INCOME FROM CONTINUING OPERATIONS	523,417,911	(41,105,874)		482,312,037	49,060,292	(3,022,655)		528,349,674
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	7.12	—		7.87		—		7.10
Basic and diluted earnings per share	7.12	—		7.87		—		7.10
Weighted average number of shares of common stock (in thousands)	49,092,772.76	7,934,106.27	(W)	57,026,879.04		12,106,082.59	(W)	69,132,961.63

See Notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income

For the year ended December 31, 2016

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merged”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,515,843,880	—		2,515,843,880	189,815,285	(93,640,641	)(Q)	2,612,018,524
Other operating income	25,722,939	—		25,722,939	18,275,382	—		43,998,321
Revenues and other operating income	2,541,566,819	—		2,541,566,819	208,090,667	(93,640,641)		2,656,016,845
Raw materials and consumables used	(1,497,419,580)	—		(1,497,419,580)	(51,869,848)	93,640,641	(R)	(1,455,648,787)
Contribution Margin	1,044,147,239	—		1,044,147,239	156,220,819	—		1,200,368,058
Other work performed by the entity and capitalized	16,096,852	—		16,096,852	10,779,143	—		26,875,995
Employee benefits expense	(124,098,428)	—		(124,098,428)	(17,576,879)	—		(141,675,307)
Depreciation and amortization expense	(161,660,610)	—		(161,660,610)	(53,393,980)	—		(215,054,590)
Impairment loss recognized in the period’s profit or loss	(35,926,710)	—		(35,926,710)	(2,048,855)	—		(37,975,565)
Other expenses	(170,769,137)	—		(170,769,137)	(21,266,171)	—		(192,035,308)
Operating Income	567,789,206	—		567,789,206	72,714,077	—		640,503,283
Other gains (losses)	121,490,062	—		121,490,062	5,522,443	—		127,012,505
Financial income	23,105,901	—		23,105,901	—	—		23,105,901
Financial costs	(58,199,382)	(55,175,670	)(M)	(113,375,052)	(72,475,382)	(4,057,255	)(T)	(189,907,689)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7,878,200	—		7,878,200	—	—		7,878,200
Foreign currency exchange differences	12,978,471	—		12,978,471	3,727,834	—		16,706,305
Profit (loss) from indexed assets and liabilities	1,631,840	—		1,631,840	1,442,313	—		3,074,153
Income before taxes from continuing operations	676,674,298	(55,175,670)		621,498,628	10,931,285	(4,057,255)		628,372,658
Income tax expense, continuing operations	(111,403,182)	13,242,161	(N)	(98,161,021)	4,446,625	973,741	(U)	(92,740,655)
NET INCOME FROM CONTINUING OPERATIONS	565,271,116	(41,933,509)		523,337,607	15,377,910	(3,083,514)		535,632,003
Net income attributable to:								—
Enel Chile	384,159,865	103,344,960	(O)	487,504,825	13,801,711	(3,083,514	)(V)	498,223,022
Non-controlling interests	181,111,251	(145,278,469	)(P)	35,832,782	1,576,199	—		37,408,981
NET INCOME FROM CONTINUING OPERATIONS	565,271,116	(41,933,509)		523,337,607	15,377,910	(3,083,514)		535,632,003
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	7.83	—		8.55		—		7.21
Basic and diluted earnings per share	7.83	—		8.55		—		7.21
Weighted average number of shares of common stock (in thousands)	49,092,772.76	7,934,106.27	(W)	57,026,879.04		12,106,082.59	(W)	69,132,961.63

See Notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income

For the year ended December 31, 2015

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merged”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,384,293,189	—		2,384,293,189	128,680,097	(57,670,411	)(Q)	2,455,302,875
Other operating income	14,735,951	—		14,735,951	4,743,354	—		19,479,305
Revenues and other operating income	2,399,029,140	—		2,399,029,140	133,423,451	(57,670,411)		2,474,782,180
Raw materials and consumables used	(1,481,985,559)	—		(1,481,985,559)	(38,678,142)	57,670,411	(R)	(1,462,993,290)
Contribution Margin	917,043,581	—		917,043,581	94,745,309	—		1,011,788,890
Other work performed by the entity and capitalized	21,004,053	—		21,004,053	9,882,806	—		30,886,859
Employee benefits expense	(136,554,721)	—		(136,554,721)	(14,764,958)	—		(151,319,679)
Depreciation and amortization expense	(153,201,662)	—		(153,201,662)	(28,814,322)	—		(182,015,984)
Impairment loss recognized in the period’s profit or loss	3,054,903	—		3,054,903	(4,376,063)	—		(1,321,160)
Other expenses	(125,857,397)	—		(125,857,397)	(15,265,155)	—		(141,122,552)
Operating Income	525,488,757	—		525,488,757	41,407,617	—		566,896,374
Other gains (losses)	20,055,745	—		20,055,745	—	—		20,055,745
Financial income	15,270,169	—		15,270,169	—	—		15,270,169
Financial costs	(66,700,698)	(55,175,670	)(M)	(121,876,368)	(21,353,933)	(4,057,255	)(T)	(147,287,556)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	8,905,045	—		8,905,045	—	—		8,905,045
Foreign currency exchange differences	(51,277,332)	—		(51,277,332)	(9,702,762)	—		(60,980,094)
Profit (loss) from indexed assets and liabilities	4,839,077	—		4,839,077	3,102,658	—		7,941,735
Income before taxes from continuing operations	456,580,763	(55,175,670)		401,405,093	13,453,580	(4,057,255)		410,801,418
Income tax expense, continuing operations	(109,612,599)	12,414,526	(N)	(97,198,073)	(15,573,522)	912,882	(U)	(111,858,713)
NET INCOME FROM CONTINUING OPERATIONS	346,968,164	(42,761,144)		304,207,020	(2,119,942)	(3,144,373)		298,942,705
Net income attributable to:
Enel Chile	251,838,410	28,509,339	(O)	280,347,749	(1,229,540)	(3,144,373	)(V)	275,973,836
Non-controlling interests	95,129,754	(71,270,483	)(P)	23,859,271	(890,402)	—		22,968,869
NET INCOME FROM CONTINUING OPERATIONS	346,968,164	(42,761,144)		304,207,020	(2,119,942)	(3,144,373)		298,942,705
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	5.13	—		4.92		—		3.99
Basic and diluted earnings per share	5.13	—		4.92		—		3.99
Weighted average number of shares of common stock (in thousands)	49,092,772.76	7,934,106.27	(W)	57,026,879.04		12,106,082.59	(W)	69,132,961.63

See Notes to the unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements

1.	Description of the Transaction

The Tender Offer, the related Capital Increase and the Merger (each as defined below) are part of a corporate reorganization (the “Reorganization”) of certain related companies, all of which are ultimately controlled by Enel S.p.A. (“Enel”), an Italian electricity generation and distribution company, which before the Reorganization transaction beneficially owned 60.6% of Enel Chile S.A. (“Enel Chile”). The Reorganization is intended to merge the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile S.A., which in turn, holds the conventional energy generation assets through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets through Enel Distribución Chile S.A.

EGPL was a wholly owned subsidiary of Enel, held through Enel Green Power S.p.A. (“EGP”). On October 24, 2017, EGPL changed its legal form from a limited liability company (sociedad de responsabilidad limitada) to a closely held corporation (sociedad anónima cerrada), with 827,205,371 total issued shares. The Reorganization is intended to consolidate Enel Chile’s leadership position in the electricity industry in Chile through the Merger with EGPL, which is expected to result in a higher level of organic growth and greater diversification of the portfolio of projects.

The Reorganization involved the following transactions, each of which was conditional on the implementation of the other, as follows:

A.	Public tender offer

Enel Chile made a public tender offer (the “Tender Offer”) for all of the shares (including in the form of American Depositary Shares (“ADSs”)) of its subsidiary Enel Generación Chile held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration was paid in cash, subject to the condition that tendering Enel Generación Chile shareholders agreed to use Ch$236 of the Ch$590 cash tender offer consideration for each Enel Generación Chile share and Ch$7,080 of the Ch$17,700 cash tender offer consideration for each Enel Generación Chile ADS to subscribe for shares of Enel Chile common stock at a subscription price of Ch$82 per Enel Chile share (or Ch$2,460 per Enel Chile ADS) (the “Share/ADS Subscription Condition”).

The commencement of the Tender Offer was conditional on satisfaction of the following conditions:

•	the approvals by Enel Chile and EGPL shareholders of the Merger (which approvals were obtained on December 20, 2017), subject to the conditions precedent applicable to the Merger;

•

the approval by Enel Generación Chile’s shareholders of an amendment to Enel Generación Chile’s bylaws to provide that Enel Generación Chile will no longer be subject to the limitations and restrictions in Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments), including among other things, the

65% stock ownership limit applicable to any shareholder and any other related restrictions (which approval was obtained on December 20, 2017), even if the effectiveness of such bylaw amendments (which is subject to the satisfaction of its own applicable conditions precedent) has not yet occurred; and

•	the registration of the Enel Chile shares to be issued in the Tender Offers and the related Capital Increase with the Chilean Financial Market Commission and the Chilean stock exchanges.

The effectiveness of the Tender Offer was conditional on satisfaction or waiver of the following conditions:

•	the tender in the Tender Offer of a total number of Enel Generación Chile shares and ADSs such that Enel Chile would hold a more than 75% interest in Enel Generación Chile following the consummation of the Tender Offer, including the satisfaction of the Share/ADS Subscription Condition;

•	Enel Chile has available for issuance in the Tender Offer the necessary number of newly issued Enel Chile shares following the expiration of the preemptive right period in the related Capital Increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

•	Enel S.p.A. does not cease to be the controlling shareholder of Enel Chile and maintains at all times ownership of more than 50.1% of the voting capital of Enel Chile;

•	the absence of any legal proceeding or action seeking to (i) prohibit or materially prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any other legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•	the absence of any legal proceeding or action seeking to (i) prohibit or materially prevent the consummation of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and ADSs, including any material restriction on the amendments to the Enel Generación Chile bylaws relating to Title XII of Decree No. 3,500; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and ADSs acquired in the Tender Offer, including the right to vote such shares and ADSs; and (iv) in general, any other legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above; and

•	the absence of any Material Adverse Effect, which is defined as any event, fact or circumstance resulting in or having a material adverse impact on the business, properties, assets, obligations, results or operations of Enel Generación Chile in an amount equal to or greater than 7% of Enel Generación Chile’s market capitalization, measured on the business day before the date when such Material Adverse Change occurred.

B.	Capital increase

Enel Chile undertook the Capital Increase to make available a sufficient number of shares of Enel Chile common stock to deliver to tendering holders of Enel Generación Chile shares and ADSs to satisfy the Share/ADS Subscription Condition.

The Capital Increase and the related preemptive rights offering would not have been effective if any of the following events occurred:

•	Enel Chile did not publish the notice of results of the Tender Offer on or before December 31, 2018; or

•	Enel Chile published a notice of results of the Tender Offer indicating that the Tender Offer expired or was not successful.

C.	Merger

Following the completion of the Tender Offer and the Capital Increase, EGPL merged into Enel Chile (the “Merger”), having received the requisite approval by Enel Chile shareholders and EGPL shareholders on December 20, 2017. Consequently, the renewable assets held by EGPL were integrated into Enel Chile.

After giving effect to the Reorganization, Enel holds a 61.9% ownership interest in Enel Chile’s voting shares (excluding treasury stock which will be cancelled), similar to its 60.6% ownership prior to the Reorganization.

2.	Basis of Presentation

The unaudited pro forma combined statement of financial position as of December 31, 2017 is based on the historical unaudited consolidated statements of financial position of Enel Chile and EGPL as of December 31, 2017 and has been prepared as if (i) the Tender Offer to acquire all of the outstanding shares and ADSs of Enel Generación Chile not held by Enel Chile prior to the Tender Offer and the related Capital Increase and (ii) the Merger with EGPL had each occurred on December 31, 2017. The unaudited pro forma combined statements of income for the years ended December 31, 2017, 2016 and 2015 are based on Enel Chile’s and EGPL’s historical statements of income and have been prepared as if the Tender Offer and the related Capital Increase and the Merger had each occurred on January 1, 2015. Enel Generación Chile is controlled by Enel Chile and, as a result, its financial positions and results of operations have been included in the historical consolidated financial statements of Enel Chile for all periods presented.

The Tender Offer is being accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, which is the reason it is accounted for as an equity transaction in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The pro forma adjustments giving effect to the Tender Offer primarily reflect the reclassification of the equity attributable to non-controlling interests and the earnings allocated to non-controlling interests to the equity interests of and earnings allocated to Enel Chile shareholders, respectively, after giving effect to the new issuance of debt by Enel Chile to pay for a portion of the consideration in cash.

The Merger is being accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the Merger with EGPL. As Enel Chile and EGPL were under the common control of Enel, no purchase accounting is applied. The pro forma adjustments giving effect to the Merger primarily reflect the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s equity carrying value and the elimination of the equity accounts of EGPL as a result of the Merger.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; actual results may differ from the pro forma Tender Offer, Capital Increase and Merger effects. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Tender Offer, the Capital Increase and the Merger, are factually supportable, directly attributable, are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

3.	Pro Forma Adjustments

The following adjustments have been made to the unaudited pro forma combined financial information:

Pro Forma Combined Statement of Financial Position as of December 31, 2017

Reflects the following adjustments to give effect to the Tender Offer by Enel Chile for shares of Enel Generación Chile and the Capital Increase as described in Notes 1.A. and 1.B., respectively:

(A)	Represents the aggregate cash subscription price paid by Enel Chile shareholders exercising preemptive rights in the preemptive rights offering associated with the Capital Increase related to the Tender Offer. Under Chilean law, the existing shareholders of a company have preemptive rights to subscribe for additional shares issued by means of a capital increase pro rata in proportion to their interest in the company during a 30-day preemptive rights offering period. Any existing holders of Enel Chile shares that have preemptive rights in connection with the capital increase associated with the Tender Offer in order to have a sufficient number of Enel Chile shares available to issue to tendering holders of Enel Generación Chile shares and ADSs in satisfaction of the Share/ADS Subscription Condition (the “Capital Increase”), were able to exercise such preemptive right only by paying cash for the newly issued Enel Chile shares.

The amount of the cash received in the preemptive rights offering was determined by multipliying 10,506,204, representing the number of Enel Chile shares for which preemptive rights were exercised as of April 2, 2018, by the exercise price of Ch$82.00 per share of

Enel Chile, the same price per share deemed paid by tendering Enel Generación Chile shareholders and ADS holders pursuant to the Share/ADS Subscription Condition, based on the final terms of the Tender Offer, as set forth in the Enel Chile Board of Director’s announcement of the final terms of the Reorganization transaction.

(B)	Represents the issuance of debt instruments to pay the net cash portion of the consideration for the Tender Offer. See below for assumptions relating to the debt.

(C)	Represents the Capital Increase related to: (a) the Enel Chile shares subscribed for by tendering shareholders and ADS holders of Enel Generación Chile in connection with the Tender Offer and (b) the Enel Chile shares subscribed for by existing Enel Chile shareholders exercising their preemptive rights. The portion of the Capital Increase related to the Tender Offer has been determined using the following assumptions: (i) Enel Chile acquires 2,753,096,167 shares issued by Enel Generación Chile (including those shares represented by ADSs), equivalent to 33.6% of the subscribed and paid shares issued by Enel Generación Chile; and (ii) 40% of the consideration of the Tender Offer would be used to subscribe for shares of Enel Chile and the remaining 60% portion would be paid in cash, financed by the issuance of debt. The implied exchange ratio of 7.19512 shares of Enel Chile to be subscribed for each share of Enel Generación Chile tendered was based on the ratio of the final prices in the Tender Offer of Ch$590.00 per share of Enel Generación Chile and Ch$82.00 per share of Enel Chile, as set forth in the Enel Chile Board of Director’s announcement of the final terms of the Reorganization transaction. The issuance of 7,923,600,070 new shares of Enel Chile in the Capital Increase was determined by multiplying the total number of shares of Enel Generación Chile held by the non-controlling interests in Enel Generación Chile tendered in the Tender Offer by 40% of the implied exchange ratio of 7.19512 shares of Enel Chile to be subscribed for each share of Enel Generación Chile tendered (representing the portion of the Tender Offer consideration to be used to subscribe for Enel Chile shares). The amount of the Capital Increase was determined by multiplying the total new shares of Enel Chile issued by the share price of Ch$82.00 per share of Enel Chile, based on final terms of the Tender Offer, as set forth in the Enel Chile Board of Director’s announcement of the final terms of the Reorganization transaction. The non-controlling shareholders of Enel Generación Chile who tendered in the Tender Offer received the newly issued shares of Enel Chile upon consummation of the Tender Offer. The portion of the Capital Increase related to the exercise of preemptive rights was determined by multiplying 10,506,204, representing the number of Enel Chile shares for which preemptive rights were exercised, by the exercise price of Ch$82.00 per share of Enel Chile.

(D)	Represents the recognition of the difference between the Capital Increase in Enel Chile and the carrying amount of the non-controlling interests that would become part of the equity attributable to equity owners of Enel Chile after completion of the Tender Offer and the Capital Increase. The difference between the fair market value of the consideration paid and the amount by which the non-controlling interest is adjusted is being recognized in the account “other reserves” within equity attributable to the owners of Enel Chile.

(E)	Represents the elimination of the carrying amount of the acquired non-controlling interests in Enel Generación Chile pursuant to the Tender Offer.

Reflects the following adjustments to give effect to the Merger of EGPL with and into Enel Chile as described in Note 1.C.:

(F)	Represents the elimination of accounts receivable from related parties and operations corresponding to the intercompany balances between EGPL and Enel Chile and its subsidiaries.

(G)	Represents the excess value of the consideration paid by Enel plus the amount of any non-controlling interests over the share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date of EGPL. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not reflected in the historical financial statements of EGPL; instead, the adjustments were recognized by Enel, as the acquiring entity.

(H)	Represents the elimination of accounts payable to related parties and operations corresponding to the intercompany balances between EGPL and Enel Chile and its subsidiaries.

(I)	The Chilean Corporations Act provides that in connection with a merger, dissenting shareholders have the right to withdraw from the company and to compel the company to repurchase their shares at a statutorily determined price, subject to the fulfillment of certain terms and conditions. In order to exercise such statutory merger dissenters’ withdrawal rights, holders of ADSs must first cancel their ADSs and withdraw the shares represented by their ADSs pursuant to the terms of the applicable ADS Deposit Agreement. “Dissenting” shareholders are defined as those shareholders who at a shareholders’ meeting vote against a resolution that gives rise to the statutory merger dissenters’ withdrawal right, or who if absent from such meeting, state in writing their opposition to the applicable resolution, within the 30 days following the shareholders’ meeting. The statutory merger dissenters’ withdrawal right must be exercised for all the shares that the dissenting shareholder had registered in the dissenting shareholder’s name on the record date for the shareholders’ meeting at which the resolution is adopted that gives rise to the statutory merger dissenters’ withdrawal right, provided that such dissenting shareholder remains a record holder on the date on which the dissenting shareholder’s intention to withdraw is communicated to the company.

Enel Chile shareholders exercised statutory merger dissenters’ withdrawal rights representing in the aggregate a total of 963,762,272 shares of common stock of Enel Chile (based on the information available as of April 2, 2018). The amount of capital representing treasury shares was determined by multiplying the total of shares of Enel Chile for which statutory merger dissenters’ withdrawal rights were exercised by the statutory merger dissenters’ withdrawal rights price of Ch$74.36 per Enel Chile shares, which is equivalent to the weighted average of the closing prices for Enel Chile shares as reported on the Chilean stock exchanges during the 60-trading day period preceding the 30th trading day prior to the date on which the Merger was approved (December 20, 2017). The amount is assumed to be financed by issuance of new debt issued by Enel Chile. See (T) below.

(J)	The adjustment in issued capital consists of the following:

Concept	ThCh$
Elimination of issued capital of EGPL (1)	(508,524,274)
Capital increase in Enel Chile in exchange for EGPL equity value (2)	1,071,727,279

Total	563,203,005

(1)	Represents the elimination of the issued capital of EGPL as a result of the Merger with and into Enel Chile.
(2)	Represents the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s equity market value in connection with the Merger. The issuance of 13,069,844,861 new shares of Enel Chile was determined by multiplying the total number of shares of EGPL (827,205,371 shares) that were owned by EGP by the merger exchange ratio of 15.80000 shares of Enel Chile for each share of EGPL, pursuant to the final terms of the Merger, as set forth in the Enel Chile Board of Director’s announcement of the final terms of the Reorganization transaction. The amount of the capital increase related to the Merger was determined by multiplying the total number of new Enel Chile shares to be issued by the share price of Ch$82.00 per Enel Chile share, based on the final terms of the Merger, as set forth in the Enel Chile Board of Director’s announcement of the final terms of the Reorganization transaction.

(K)	Represents the elimination of the retained earnings of EGPL as a result of the Merger with and into Enel Chile.

(L)	The adjustment in other reserves is based on the application of the pooling of interest method and consists of the following:

Concept	ThCh$
Effect of elimination of equity accounts of EGPL, excluding movements of other reserves amounting to ThCh$ (1,432,368) (1)	645,216,396
Effect of capital increase in Enel Chile in exchange for EGPL equity value (2)	(1,071,727,279)
Effect of reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL (3)	17,846,193

Total	(408,664,690)

(1)	Represents the elimination of the equity accounts of EGPL as a result of the Merger with and into Enel Chile.
(2)	Represents the recognition of the effect of the capital increase in Enel Chile as consideration for EGPL’s equity value in connection with the Merger.

(3)	Represents the reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not reflected in the historical financial statements of EGPL; instead, the adjustments were recognized by Enel, as the acquiring entity.

Pro Forma Combined Statements of Income for the years ended December 31, 2017, 2016 and 2015.

Reflects the following adjustments to give effect to the Tender Offer by Enel Chile for shares of Enel Generación Chile and the Capital Increase as discussed in Notes 1.A. and 1.B., respectively:

(M)	Represents the recognition of financial expenses related to new debt issued by Enel Chile to pay the net cash amount of the Tender Offer consideration payable, calculated based on an average annual incremental borrowing rate estimated using current market conditions as applicable to Enel Chile.

(N)	Represents the recognition of the tax effect associated to the financial expense mentioned above. The tax rates used to determine the effects are calculated based on the statutory tax rates applicable for each of the years (25.5%, 24.0% and 22.5% for the years ended December 31, 2017, 2016 and 2015, respectively).

(O)	Represents the attribution of additional net income of Enel Generación Chile to shareholders of Enel Chile as a result of the Tender Offer.

(P)	Represents the elimination of the net income attributable to the non-controlling shareholders of Enel Generación Chile as a result of the Tender Offer.

Reflects the following adjustments to give effect to the Merger of EGPL with and into Enel Chile as described in Note 1.C.:

(Q)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(R)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(S)	Represents the elimination of other expenses related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(T)	Represents the recognition of financial expenses related to new debt issued by Enel Chile to pay the expected net cash amount of the statutory merger dissenters’ withdrawal rights purchase consideration payable, calculated based on an average annual incremental borrowing rate estimated using current market conditions as applicable to Enel Chile.

(U)	Represents the recognition of the tax effect associated to the financial expense mentioned above. The tax rates used to determine the effects are calculated based on the statutory tax rates applicable for each of the years (25.5%, 24.0% and 22.5% for the years ended December 31, 2017, 2016 and 2015, respectively).

(V)	Represents the attribution of financing costs of repurchasing Enel Chile shares pursuant to statutory merger dissenters’ withdrawal rights.

(W)	The weighed average number of shares of common stock was calculated assuming the issuance of additional stock took place as of January 1, 2015. The following table provides a reconciliation of the number of shares and the movements for each of the steps contemplated in the transaction:

Number of shares of common stock (in thousands)
Shares of common stock of Enel Chile before the Tender Offer and the Merger	49,092,772.76
Shares subscribed by existing Enel Chile shareholders exercising their preemptive rights as described in (A)	10,506.20
Shares subscribed by tendering shareholders and ADS holders of Enel Generación Chile as described in (C)	7,923,600.07
Subtotal: Number of shares of common stock on a combined pro forma basis (“Tender Offer”)	57,026,879.04
Shares required to be issued by Enel Chile as consideration for EGPL’s equity market value in connection with the Merger as described in (J)	13,069,844.86
Less: Shares of Enel Chile shareholders that exercised statutory merger dissenters’ withdrawal rights as described in (I) and presented as treasury stock	(963,762.27)
Total number of shares of common stock on a combined pro forma basis (“Merged)	69,132,961.63